Exhibit 99.78

ENDEAVOR TRUST CORPORATION
702 – 777 Hornby Street
Vancouver, BC, V6Z 1S4
admin@EndeavorTrust.com
www.EndeavorTrust.com

SolarBank Corporation

Via SEDAR

October 13, 2023

TO ALL APPLICABLE REGULATORS AND EXCHANGES

RE: **SolarBank Corporation** **(the "Issuer")**
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	**Meeting Type**	Annual General & Special Meeting
2	**Record Date for Notice of Meeting**	November 7, 2023
3	**Record Date for Voting (If Applicable)**	November 7, 2023
4	**Beneficial Ownership Determination Date**	November 7, 2023
5	**Meeting Date**	December 14, 2023
6	**Meeting Location**	Toronto, ON
7	**Voting Securities Details**	
8	**Description (Class)**	Common
9	**ISIN / CUSIP**	CA83417Y1088 / 83417Y108
10	**Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBOs)**	No
11	**Issuer paying for mailing to Objecting Beneficial Owners (OBOs)**	No
12	**Notice and Access**	
	Beneficial Holders	No
	Registered Holders	No
	Stratification Level	Not Applicable
13	**Material Selection**	S - All & Special Materials

Regards,

Endeavor Trust Corporation
Agent for SolarBank Corporation